  Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2020

Hong Kong – December 30, 2020 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2020.

The Company’s net income for the six months ended June 30, 2020 (“1H 2020”) was approximately US$869,000 as compared to net loss of approximately US$280,000 for the six months ended June 30, 2019 (“1H 2019”). This was attributed by the non-recurrent net gain on disposal of a property of approximately US$1,429,000.

The adverse impact of COVID-19 coupled with the China-US escalating trade war and technology tensions, and the ongoing social unrest in Hong Kong resulted in a 35.1% decrease of revenues from approximately US$8,815,000 for 1H 2019 to approximately US$5,718,000 for 1H 2020. Revenues from trading and manufacturing activities, and engineering activities decreased by US$1,426,000 and US$1,671,000, respectively.

Gross profits decreased by 20.5% to approximately US$1,619,000 for 1H 2020 as compared to approximately US$2,036,000 for 1H 2019. The decrease was primarily due to the drop in revenues.

Selling and administrative expenses decreased by approximately US$171,000 to US$2,341,000 for 1H 2020 as compared to approximately US$2,512,000 for 1H 2019, in spite of the severance pay of approximately US$117,000 related to the scale-down of its loss-making manufacturing operation. The decrease was principally due to tight control over expenses.

Operating loss increased by 52.5% to approximately US$726,000 for 1H 2020 as compared to approximately US$476,000 for 1H 2019. This was primarily due to the decrease in revenues.

The Company expects that its operating performance will continue to be negatively impacted by COVID-19. However, the Company is still positive about the future Ballast Water Treatment Systems (“BWTS”) business from port services and commercial ships. The Company’s first ballast water port solution system has recently been delivered to its Shanghai port client. As the first pioneer to commence on commercial ballast water port reception treatment service in the Asia Pacific region, the Company is currently working on a number of enquiries from China, Southeast Asia and Europe. To comply with the International Maritime Organization ("IMO") revised G8 requirements, the Company obtained a BWTS revised G8 test report already from a third party ballast water conformity assessment laboratory (with China National Accreditation Service qualification), and is now undergoing China Classification Society’s internal procedure of issuing the revised G8 type approval certificate.

About BWTS

BWTS are an imminent requirement by IMO to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. IMO’s Ballast Water Management Convention entered into force for new-built vessels on September 8, 2017 after ratification by 52 States, representing 35.1441% of world merchant shipping tonnage. In July 2017, IMO decided that the phase-in period for ballast water system retrofits started on 8 September 2019.

The company obtained type approval certificate from China’s Classification Society for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS and Alternate Management Systems (‘AMS”) acceptance for its full range BWTS in 2016.

The IMO convention stipulates that type approval for revised G8 requirements must be obtained for all BWTS installed on or after October 28, 2020.

The ballast water port solution system is a system installed in port to offer ballast water treatment services for ocean going ships without their own BWTS and for those with damaged BWTS.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2019.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2020 (Unaudited)	As of December 31, 2019 (Audited)
	US$’000	US$’000

Assets
Current assets:
Cash and cash equivalents	5,015	5,991
Restricted cash	1,453	658
Accounts receivable, net	1,765	3,586
Prepayments and other current assets	1,495	748
Contract assets	62	441
Inventories	205	586
Total current assets	9,995	12,010

Property, plant and equipment, net	271	700
Interest in affiliate	7,677	7,720
Goodwill	1,071	1,071
Deferred tax assets	37	87
Operating right-of-use assets	310	406
Long-term investment	148	148
Restricted cash	126	71
Total non-current assets	9,640	10,203
Total assets	19,635	22,213

Liabilities and shareholders’ equity
Current liabilities:
Bank borrowings	-	565
Accounts payable	2,129	3,914
Contract liabilities	1,382	869
Other payables and accrued expenses	1,028	1,142
Current portion of operating lease obligations	160	170
Total current liabilities	4,699	6,660
Non-current liabilities:
Operating lease obligations, net of current maturities	130	216
Total liabilities	4,829	6,876
Commitments and contingencies

Shareholders’ equity:
Ordinary share, 20,000,000 (2019: 20,000,000) shares authorized; 3,260,559 (2019: 3,260,559) no par value shares issued	123	123
Additional paid-in capital	9,588	9,561
Treasury stock, 167,700 shares at cost as of June 30, 2020 and December 31, 2019, respectively	(786)	(786)
PRC statutory reserves	316	316
Accumulated other comprehensive income	907	899
Retained earnings	3,916	4,346
Total shareholders’ equity attributable to Euro Tech Holdings Company Limited	14,064	14,459
Non-controlling interests	742	878
Total shareholders’ equity	14,806	15,337

Total liabilities and shareholders’ equity	19,635	22,213

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	2020 (Unaudited)	2019 (Unaudited)
	US$’000	US$’000

Revenues
Trading and manufacturing	3,927	5,353
Engineering	1,791	3,462
Total revenues	5,718	8,815

Cost of revenues
Trading and manufacturing	(2,819)	(4,123)
Engineering	(1,280)	(2,656)
Total cost of revenues	(4,099)	(6,779)
Gross profit	1,619	2,036

Finance costs	(4)	-
Selling and administrative expenses	(2,341)	(2,512)
Operating loss	(726)	(476)
Interest income	16	47
Other income, net	46	9
Gain on disposal of property, plant and equipment	1,429	-
Equity in income of affiliates	28	43
Income / (loss) before income taxes	793	(377)

Income taxes (expense) / credit	(50)	1
Net income / (loss)	743	(376)

Net loss attributable to non-controlling interests	126	96
Net income / (loss) attributable to Euro Tech Holdings Company Limited’s shareholders	869	(280)
Other comprehensive income / (loss)
Net income / (loss)	743	(376)
Foreign exchange translation Adjustments	(2)	5
Comprehensive income / (loss)	741	(371)
Comprehensive loss attributable to non-controlling interests	136	97
Comprehensive income / (loss) attributable to the Company	877	(274)

Net income / (loss) per ordinary share attributable to Euro Tech Holdings Company Limited’s shareholders
- Basic	$US0.28	$US(0.14)
- Diluted	$US0.28	$US(0.14)
Weighted average ordinary shares outstanding
- Basic	3,092,859	2,061,909
- Diluted	3,092,859	2,061,909

Dividend per share	$US0.42	US$ -

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong T.C. Leung, Chairman and CEO, or Jerry Wong, CFO Tel: 852-2814-0311 Fax: 852-2873-4887 Website: http://www.euro-tech.com